

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

VIA U.S. MAIL

Golden Global Corp.
c/o Incorp Services, Inc.
375 North Stephanie Street, Suite 1411
Henderson, Nevada 89014-8909

> **Re:** **Golden Global Corp.**
> **Registration Statement on Form S-1**
> **Filed October 5, 2010**
> **File No. 333-169757**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.  Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.  If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each

numbered comment and each point may be found in the marked version of the
amendment.

3.      Please be sure to number your pages consecutively without duplicating the numbers.  We
        note that your pages are numbered 1 through 46, followed by pages F-1 through F-13,
        followed by pages 38 through 55.  Please revise in your next filing.

4.      As you may be aware, there have been acquisitions or business combinations involving
        public start-up mining companies that have no reserves.  It appears that at least some of
        these acquisitions or combinations result in the change of the business initially described
        in the prospectus filed by the start-up company with the Commission.  If true and with a
        view towards disclosure, please confirm to us that Messrs. Hope and Wong did not agree
        to serve as officers and directors of Golden Global at least in part due to a plan,
        agreement or understanding that they would solicit, participate in or facilitate the sale of
        the enterprise to (or a business combination with) a third party looking to obtain or
        become a public reporting entity.  Also, please confirm that they have no such present
        intention, if true.

5.      We note your disclosure on page 5 that your "long term aim is to explore and develop
        further mining operations on" the Thibert Creek and Dynasty properties.  In view of this,
        please provide the basis for your statement that such properties "are not currently
        material to [y]our operations" and, in turn, not providing any disclosure in respect of such
        properties.

6.      We note that your two officers are also your two directors.  We also note that you
        reference your "officers and directors" throughout the prospectus.  Please revise in each
        such instance to make clear that your two officers are also your two directors.

7.      We note the disclosure in Note 3 to the financial statements that, on January 9, 2010, you
        purchased two mineral properties and mining equipment from a company with common
        officers through the issuance of 18 million shares.  This transaction appears to cover the
        Thibert Creek and Dynasty properties.  If true, please disclose this information each time
        you discuss the Thibert Creek and Dynasty properties.  Identify the name of the company
        and the names of the common officers.  In addition, provide us with an analysis as to
        whether you are required to provide the information required by Item 404 of Regulation
        S-K with respect to this transaction.

Prospectus Summary, page 5

8.      We note your disclosure that you "have not undertaken any further exploration on the
        [McDame] property since [you] acquired it, but [you] do anticipate spending $45,000 on
        exploration activity in the following 12 months" (at page 39) and "require additional
        financing of $225,000 for the next 12 months" (at page 13).  Please provide similar
        disclosure in this section.  Please also indicate how you expect to obtain the necessary

capital for your business operations, including the $45,000 and $225,000, and what you will do in the event that you do not obtain such capital. In this regard, we note the risk factor beginning "We do not expect positive cash flow…" (at page 8) and your disclosure that there "are no current arrangements in place for equity funding or short-term loans" (at page F-6) in Note 1 to your financial statements and related information.

9.      In Note 6 and Note 8 to the financial statements, you have disclosed certain transactions that involved the issuance of common stock, and have stated that "These shares have not yet been issued." Please clarify if these shares have been issued as of a recent date. If so, it appears you need to update the Note 8 regarding subsequent events. In addition, please tell us whether the 33,947,417 shares disclosed in this section as issued and outstanding includes the shares not yet issued in the transactions discussed in Note 6 and Note 8.

Selling Security Holders, page 16

10.     We note your disclosure that you "are bearing all costs relating to the registration of your common shares." Please disclose the circumstances around which you are registering the shares covered by your registration statement. If you have entered into a registration rights or similar agreement, please disclose this fact and file such agreement as an exhibit to the next amendment to your registration statement.

Description of Business, page 26

Forward-Looking Statements, page 26

11.     Please eliminate the word "will" from your list of forward-looking statements.

Overview, page 27

12.     We note that you have included in the table relating to your achieved milestones references to each of your share issuances. Please also include a reference to your share issuance in January 2010 of 5,500,000 shares.

Market, Customers and Distribution Methods, page 28

13.     Please disclose the source of your statement that "there are no limitations with respect to the sale of metals or precious metals other than price."

Intellectual Property, page 30

14.     We note your statement that you intend to develop a Web site by September 2010. As of the date hereof, we were unable to locate your Web site. Please disclose your Web site address or, if you do not have one, please revise your disclosure accordingly.

Employees, page 32

15. Please reconcile your disclosure that you have "one full-time" employee (Mr. Hope) with your disclosure elsewhere relating to Mr. Wong. In this regard, please disclose the amount of time Mr. Wong contributes to you per week.

16. We note your disclosure that you have "retained the services of a geologist" (at page 27). Please disclose in more detail the employment relationship with the geologist. If he or she is an independent contractor, please so state and file any related services agreement as an exhibit to the next amendment to your registration statement. If he or she is an employee, please provide your analysis as to why he or she is not a "significant employee" under Item 401(c) of Regulation S-K.

Legal Proceedings, page 44

17. Please revise your disclosure to describe any material pending legal proceedings to which you or your subsidiary is a party or of which any of your or your subsidiary's property is the subject. See Item 103 of Regulation S-K.

Financial Statements

General

18. We understand that you will be updating your financial statements in the first amendment filed after November 11, 2010 to comply with Rule 8-08 of Regulation S-X.

Balance Sheet, Page F-2

19. We note that you present 33,020,000 shares of common stock "outstanding but not issued" in the equity section of your balance sheet as at June 30, 2010; and that you have corresponding disclosure in Note 6 beginning on page F-11. Please explain your rationale in depicting these shares as outstanding if they have never been issued and explain why you would not need to report the obligation to issue the shares as a liability to comply with GAAP. We expect that you will need to revise your Statement of Stockholders' Equity on page F-4 to report only transactions in your shares that have actually occurred during the period.

Note 2—Summary of Significant Accounting Policies, page F-6

Basis of Presentation, page F-6

20. We note that the report issued by your auditor covers your "consolidated" financial statements as of June 30, 2010. Please disclose your accounting policy for consolidating financial statements to comply with Rule 3A-03 of Regulation S-X and correct the

headings on your financial statements to clarify that these are consolidated financial statements.

Note 3—Equipment, page F-11

21.    We note your disclosure under this heading and in Note 4 explaining that on January 9, 2010 you purchased two mineral properties and mining equipment "through the issuance" of 18,000,000 shares, although you have disclosure in Note 6 clarifying that such shares were not issued.  You also indicate that the properties purchased have been valued at $1 because "…the company has not explored, assessed, nor determined the value, if any, of either property" and that the value assigned to the equipment was "determined based on the carrying value of the assets acquired, as neither the assets received nor the assets relinquished was determinable within reasonable limits."  If you had completed the acquisition, and the transaction was not among entities under common control, you would need to report the assets acquired at fair value, measured based on the value of the consideration given or of the net asset acquired, whichever is more reliably measurable, to comply with GAAP.  However, since you have not completed the acquisition we would like to understand your rationale in presenting the transaction in your financial statements.  We expect that you will need revisions and disclosures which fairly reflect the status and substance of the arrangement, clarifying the reasons such shares have not been issued, the circumstances under which the shares will be issued, the timeline over which the question of issuance will be resolved, and the consequences of not completing the transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

22.    Please disclose who prepared the cost estimates disclosed on page 39 and explain the basis or bases upon which they were prepared.  In this regard, we note that you have two employees, which are also your directors, who have not been compensated since inception, but that your cost estimates contemplate your paying salaries and/or consulting fees during the next 12 months.

Certain Relationships and Related Transactions, page 48

23.    Please disclose the identity of the common officers of the company to which you received consulting services.  Disclose the nature of the consulting services and how the value for these services was determined.  Please tell us whether you have any agreements for these services, and if so, please file them as exhibits.  Please provide an analysis as to whether the moneys paid for these consulting services should be disclosed as executive compensation.

Exhibits 10.1 and 10.2

24.     We note that you have filed form of agreements rather than the execution copies.  Please file complete, execution copies as exhibits to the next amendment to your registration statement.

Engineering Comments

McDame Property, page 32

25.     Please disclose the name of the individual to whom your claims are registered and the relationship of this individual to your company.

26.     We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property.  Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

27.     Please disclose a description of the equipment and infrastructure located on your property pursuant to Section (B) of Industry Guide 7.

28.     Please disclose a citable reference for any historical information disclosed in regards to your McDame Property.

29.     We note you indicate at $1000 per ounce a previous sample is valued at $8.26 per cubic meter of material.  Please present sample data without an economic valuation unless cited as a historical fact.  Please advise or revise.

30.     We note you state you anticipate spending $45,000 over the next 12 months on exploration related activities.  Please expand your disclosure to address the following points:

   •   Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

   •   If there is a phased program planned, briefly outline all phases.

   •   If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

   •   Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joanna Lam at (202) 551-3476 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have any questions regarding the engineering comments.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc      Konrad Malik, Esq.
         Macdonald Tuskey
         (604) 681-4760 (fax)